SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

January 30, 2004

Cambridge Antibody Technology Group PLC
(Translation of Registrant’s Name Into English)

Milstein Building, Granta Park, Cambridge, CB1 6GH, England
(Address of Principal Executive Offices)

            Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

            Form 20-F ____X____                       Form 40-F ________

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

            Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

            Yes _________                       No ____X_____

            If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-_____________

EXHIBIT INDEX

This filing contains the following exhibits.

EXHIBIT                                 DESCRIPTION

99.1                                         Press release issued by Cambridge Antibody
                                                Technology Group PLC regarding 2004
                                                General Meeting Statement

99.2                                         Press release issued by Cambridge Antibody
                                                Technology Group PLC reporting outcome of 2004
                                                General Meeting

SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    30 January 2004                       Cambridge Antibody Technology Group PLC

                                                             By:      /s/ Rowena Gardner

                                                            Name:  Rowena Gardner
                                                            Title:     Director of Corporate Communications